JONES DAY

555 SOUTH FLOWER STREET

FIFTIETH FLOOR

LOS ANGELES, CALIFORNIA 90071

May 9, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thomas Properties Group, Inc.
Registration Statement on Form S-3 (file no. 333-132915)

Ladies and Gentlemen:

On behalf of Thomas Properties Group, Inc., a Delaware corporation (the “Company”), attached for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to the registration statement on Form S-3 (the “Registration Statement”) relating to the registration of certain securities of the Company to be issued and sold on a delayed basis. This Amendment No. 1 to the Registration Statement is being filed in response to the Commission’s letter to the Company dated April 17, 2006.

By letter dated May 9, 2006 (copy attached), the Company has requested acceleration of the effectiveness of the Registration Statement to Wednesday, May 10, 2006 at 9:30 a.m. or as soon as practicable thereafter and acknowledged its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Please contact the undersigned at (213) 489-3939 if you have any questions concerning the filing. Thank you for your attention to this matter.

Very truly yours,

/s/ ESME C. SMITH
Esme C. Smith

Attachment

Attachment

[THOMAS PROPERTIES GROUP LETTERHEAD]

May 9, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thomas Properties Group, Inc.
Registration Statement on Form S-3 (file no. 333-132915)

Ladies and Gentlemen:

Thomas Properties Group, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement Wednesday, May 10, 2006 at 9:30 a.m. or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Thomas Properties Group, Inc.

By:	/s/ DIANA M. LAING
Name:	Diana M. Laing
Title:	Chief Financial Officer

cc: Esme C. Smith, Esq. (Jones Day)